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3/11/2003

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

	SEC FILE NUMBER
	8-20746

REPORT FOR THE PERIOD BEGINNING ___January 1, 2002___ AND ENDING ___December 31, 2002___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

David Lerner Associates, Inc.

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___477 Jericho Turnpike___
(No. and Street)

Syosset _____ New York _____ 11791
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Chodosh _____ (516) 921-4200
                                                                                   (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

MAR 2 0 2003

(Name - if individual, state last, first, middle name)

**THOMSON ^
FINANCIAL**

Two World Financial Center _____ New York _____ New York _____ 10281-1414
(Address)   (City)   (State)   (Zip Code)

HECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.



FOR OFFICIAL USE ONLY

*for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

06-02)

DAVID LERNER ASSOCIATES, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

(x)   Independent Auditors' Report.
(x)   (a) Facing Page.
(x)   (b) Statement of Financial Condition.
(x)   (c) Statement of Income.
(x)   (d) Statement of Cash Flows.
(x)   (e) Statement of Changes in Stockholder's Equity.
( )   (f) Statement of Changes in Liabilities Subordinated to Claims
             of General Creditors (not applicable).
(x)   Notes to Financial Statements.
(x)   (g) Computation of Net Capital for Brokers and Dealers Pursuant
             to Rule 15c3-1 under the Securities Exchange Act of 1934.
(x)   (h) Computation for Determination of Reserve Requirements for
             Brokers and Dealers Pursuant to Rule 15c3-3 under the
             Securities Exchange Act of 1934.
(x)   (i) Information Relating to the Possession or Control Requirements
             for Brokers and Dealers Pursuant to Rule 15c3-3 under the
             Securities Exchange Act of 1934.
( )   (j) A Reconciliation, including Appropriate Explanations, of the
             Computation of Net Capital Under Rule 15c3-1 and the
             Computation for Determination of the Reserve Requirements
             Under Rule 15c3-3 (not required).
( )   (k) A Reconciliation Between the Audited and Unaudited Statements
             of Financial Condition with Respect to Methods of
             Consolidation (not applicable).
(x)   (l) An Affirmation.
( )   (m) A Copy of the SIPC Supplemental Report (not required).
(x)   (n) A report describing any material inadequacies found to exist
             or found to have existed since the date of the previous audit
             (Supplemental Report on Internal Control).

AFFIRMATION

I, Alan P. Chodosh affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of David Lerner Associates, Inc. (the "Company"), for the year ended December 31, 2002, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____ February 21, 2003
Signature   Date

Senior Vice President and
Chief Financial Officer
_____
Title

Subscribed and sworn to before me on
this 21st day of February 2003

_____
Notary Public

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

David Lerner Associates, Inc.

We have audited the accompanying statement of financial condition of David Lerner Associates, Inc. (the "Company") as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of David Lerner Associates, Inc. at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 21, 2003



Deloitte
Touche
Tohmatsu

DAVID LERNER ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CASH	$ 6,257,504
CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS	833,638
CASH DEPOSITED WITH CLEARING ORGANIZATIONS	585,000
RECEIVABLES FROM:	
Customers	9,059,978
Brokers and dealers	7,630,992
Related parties	1,574,242
SECURITIES OWNED, AT FAIR VALUE	12,778,868
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS AT COST, LESS ACCUMULATED DEPRECIATION OF $2,777,869	1,054,414
OTHER ASSETS	1,427,109
TOTAL	$ 41,201,745

LIABILITIES AND STOCKHOLDER'S EQUITY

SHORT-TERM BANK LOANS	$ 21,432
PAYABLES TO:	
Customers	3,985,691
Brokers and dealers	1,065,101
SECURITIES SOLD, NOT YET PURCHASED, AT FAIR VALUE	7,053,284
COMMISSIONS PAYABLE	1,230,113
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	5,169,435
	18,525,056
STOCKHOLDER'S EQUITY:	
Common stock, no par value; authorized 200 shares, 10 shares outstanding	5,000
Additional paid-in capital	952,370
Retained earnings	21,719,319
Total stockholder's equity	22,676,689
TOTAL	$ 41,201,745

See notes to statement of financial condition.

DAVID LERNER ASSOCIATES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

1. **INTRODUCTION, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES**

   David Lerner Associates, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company, headquartered in Syosset, New York, primarily conducts business with retail customers at branch offices in the east coast of the United States of America.

   Customers' securities transactions are recorded on a settlement date basis.

   Securities owned and sold, not yet purchased ("financial instruments"), are recorded at fair value, The fair value of trading positions are generally based on observable market prices.

   Depreciation is provided on a straight-line basis using an estimated useful life of five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

   The preparation of the statement of financial condition is in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

   In November 2002, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it issues. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 apply prospectively to guarantees issued after December 31, 2002 regardless of the guarantor's fiscal year-end. The disclosure requirements in FIN 45 are effective for financial statements of any period ending after December 15, 2002. The Company believes that FIN 45 will not have a material impact on its statement of financial condition.

   In January 2003, the FASB issued Financial Interpretation No. 46 ("FIN 46"), *Consolidation of Variable Interest Entities*, which provides guidance to determine when enterprises should consolidate variable interest entities ("VIE's"). In general, a VIE is an entity whose equity investors either do not provide sufficient resources to enable the VIE to finance its activities without additional financial support from other parties, or lack decision making authority, the obligation to absorb the expected losses of the entity, or the right to receive the expected residual returns of the entity. FIN 46 requires that a VIE be consolidated by the party, referred to as the primary beneficiary, who is subject to a majority of the expected losses of the VIE or entitled to receive a majority of the expected residual returns of the VIE or both. FIN 46 is effective for any VIE's created after January 31, 2003 and applies in the first fiscal year after June 15, 2003 to VIE's in which an enterprise holds a variable interest that it acquired prior to

February 1, 2003. The Company intends to adopt the provisions of FIN 46 as required in 2003 and is currently assessing its impact.

2. RECEIVABLES FROM, AND PAYABLES TO, CUSTOMERS

Receivables from, and payables to, customers represent amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the statement of financial condition.

3. RELATED PARTY TRANSACTIONS

The Company is wholly owned by David Lerner (the "Stockholder").

The Company provides administrative services and office space to an affiliate, SRLA, Inc. ("SRLA") owned by David Lerner Organization, which is owned by a relative of the Stockholder. In addition, the Company, SRLA and various other affiliates (controlled by the Stockholder) loan and borrow funds among the related parties.

At December 31, 2002, the receivables from related parties were as follows:

DSD Realty, LLC	$ 1,137,107
David Lerner (Realty)	136,459
SRLA, Inc. (an insurance agency)	61,534
Other	239,142
Total receivables from related parties	$ 1,574,242

Pursuant to a lease extension agreement, entered into on December 5, 2001, between the Company and David Lerner Realty (wholly-owned by the Stockholder), the Company is liable for rental charges equal to the higher of the market rent or the monthly debt service costs of the indebtedness relating to the building occupied by the Company and its affiliates (see Note 9). The indebtedness matures on December 5, 2011. The lease terminates on October 31, 2004.

4. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased, consist of the following:

	Owned	Sold, Not Yet Purchased
Mortgage-backed securities	$ 7,306,857	$ 6,720,607
State and municipal obligations and other non-equities	4,480,745	332,677
Equities	991,266	-
Total	$12,778,868	$ 7,053,284

- 4 -

5. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

At December 31, 2002, furniture, equipment and leasehold improvements consist of the following:

Furniture and fixtures	$1,915,649
Data processing equipment	747,354
Telephone equipment	506,371
Leasehold improvements	495,360
Automobiles	167,549
Total	3,832,283
Less accumulated depreciation and amortization	2,777,869
Furniture, equipment and leasehold improvements - net	$1,054,414

6. OTHER ASSETS

At December 31, 2002, other assets consist of the following:

Commissions receivable	$ 338,377
Prepaid expenses	422,745
Employee advances and investment counselors' advances receivable (net of allowance for doubtful accounts of $11,339)	143,343
Interest and dividend receivable	168,356
Other	354,288
Total other assets	$1,427,109

7. SHORT-TERM BANK LOANS

Short-term bank loans bear interest at the federal funds rate plus 50 basis points. The loans are collateralized by securities owned by the Company and by customers up to the loan amount plus an additional percentage based on the type of security collateral and are payable upon demand.

At December 31, 2002, the fair value of securities received as collateral where the Company was permitted to sell or repledge the securities was $10,337,009 and the fair value of the portion that had been sold or repledged approximated the amount of the bank loans.

8. EMPLOYEE BENEFITS

The Company sponsors a 401(k) plan (the "Plan") for the benefit of all full-time employees, after they have completed one year of service. The Company matches twenty-five percent of employee contributions up to $1,500. Employees are fully vested in their own contributions. Company contributions vest twenty percent after two years of participation in the Plan and an additional twenty percent for each succeeding year, with full vesting after six years. It is the Company's policy to fund all amounts when due.

Beginning in 1987, qualified investment counselors became eligible to participate in a longevity bonus arrangement (the "Agreement"). A bonus of between 4 percent and 10 percent of annual compensation may be credited to their account, assuming certain minimum performance standards are achieved. The

bonus is reduced by the Company's contribution to the investment counselors' 401(k) plan and is subject to a five-year vesting requirement. The amount of the bonus credited to an account for a given year will not be paid until five years later, providing the investment counselor is still employed by the Company. The Company may, at its sole discretion, terminate the Agreement at any time and each investment counselor would be entitled to bonus payments in accordance with the remaining terms of the Agreement (including the waiting period for payment). The Company recognizes twenty percent of the gross liability in each of the five years, since the bonus amount is payable at the end of the fifth year. Adjustments to previous amounts recorded will be made in succeeding years based on investment counselors' terminations. The longevity bonus for the year ended December 31, 2002, which will be fully vested by the end of the fifth year, amounted to $957,927 (total bonuses of $980,184 less $22,257 contributed to the 401(k) plan). The total unrecorded amount of $1,501,251 is being amortized in equal installments over the years needed to record the full liability by the end of the respective fifth year. At December 31, 2002, the liability to investment counselors under the Agreement aggregated $1,503,613 and is included in accrued expenses.

Effective as of January 1, 1998, the Company established the David Lerner Associates, Inc. Equity Participation Plan (the "EPP"). The EPP which is primarily for selected employees, has authorized 137,100 units representing ten percent of the Company's equity for grants to employees. The EPP's units are essentially the economic equivalent of shares in the Company. Subject to the terms of the EPP, after ten years, the holder of EPP units will be paid for the value of such units, over a five-year period. In addition, among the various provisions, the EPP provides for partial vesting beginning after five years from the date of grant and the option for the Grantee to extend the Grant at the end of the ten-year period. As of December 31, 2002, 118,500 EPP units are outstanding with a future value totaling $734,418.

Beginning in 2001 the Company established a Deferred Compensation plan that allows a certain percentage of the Company's highly compensated employees to elect to defer each year the receipt of their bonus, currently up to $10,000. As of December 31, 2002 the liability under the Deferred Compensation plan was $77,027 and is included in Accrued Expenses.

9. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under several noncancellable lease agreements primarily for the rental of office space. The lease agreements contain customary escalation clauses based principally upon real estate taxes, building maintenance and utility costs.

One of the above-mentioned leases is with the Stockholder (see Note 3).

At December 31, 2002, minimum annual rental commitments, exclusive of common area charges, are as follows:

Year Ending December 31,	Amount
2003	$1,117,162
2004	1,012,298
2005	469,727
2006	399,728
Thereafter	375,360
Total	$3,374,275

The Company has been named as a defendant in several claims and lawsuits incidental to its securities business. Management of the Company, based on discussions with legal counsel, believes that these actions are adequately provided for, and that their resolution will not have a material adverse effect on the financial condition of the Company.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. (The Net Capital Rule of the New York Stock Exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debits.) At December 31, 2002, the Company had net capital of $17,885,199 which was 203 percent of aggregate debit balances and $17,635,199 in excess of required net capital.

11. INCOME TAXES

The Company has elected to be taxed as an S corporation under the Internal Revenue Code. Accordingly, federal taxable income is reported separately by the Stockholder. The provision for income taxes for the year ended December 31, 2002 represents amounts provided for those states that impose a tax on S corporations and for those states that do not recognize S corporation status.

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As a securities broker, the Company is engaged in various brokerage activities servicing a diverse group of domestic corporations, institutional and individual investors and other brokers and dealers. All of the Company's transactions are collateralized and are executed with, and on behalf of, such clients. If a client's transaction does not settle because of the failure to perform by either the client or the counterparty, the Company may be required to discharge the obligation of the nonperforming party. The Company may incur a loss where the market value of a security rises and either the party from whom the Company has purchased the security does not make delivery, or where the Company has sold securities that it has not yet purchased.

The Company does not anticipate nonperformance by clients or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has procedures in place which are designed to monitor the credit worthiness of each client and counterparty with which it conducts business.

13. FAIR VALUE DISCLOSURES

Due to the nature of its operations, substantially all of the Company's assets are comprised of cash, receivables from brokers and dealers, customers and related parties, and securities owned. The carrying amounts of the receivables are a reasonable estimate of fair value.

Similarly, substantially all of the Company's liabilities arise from short-term bank loans, payables to brokers and dealers, and customers, securities sold, not yet purchased, and other short-term liabilities. The bank loans and the payables are short-term in nature and the carrying amounts are a reasonable estimate of fair value.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

**Deloitte
& Touche**

February 21, 2003

David Lerner Associates, Inc.
477 Jericho Turnpike
Syosset, New York 11791

In planning and performing our audit of the financial statements of David Lerner Associates, Inc. (the "Company") for the year ended December 31, 2002 (on which we issued our report dated February 21, 2003), we considered its internal control, including the control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Deloitte
Touche
Tohmatsu

David Lerner Associates, Inc.
February 21, 2003
Page 2

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP